UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

December 17, 2024

CARA THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36279	75-3175693
(state or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

400 Atlantic Street Suite 500 Stamford, CT		06901
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (203) 406-3700

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 par value per share	CARA	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On December 17, 2024, Cara Therapeutics, Inc., a Delaware corporation (“Cara”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Tvardi Therapeutics, Inc., a Delaware corporation (“Tvardi”), a clinical-stage biopharmaceutical company focused on the development of novel, oral, small molecule therapies targeting STAT3 to treat fibrosis-driven diseases with significant unmet need, and CT Convergence Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Cara (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Tvardi, with Tvardi surviving as a wholly-owned subsidiary of Cara (the “Merger”). The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

At the effective time of the Merger (the “Effective Time”): (i) each share of common stock of Tvardi outstanding immediately prior to the Effective Time (including each share of common stock issuable upon conversion of all shares of preferred stock of Tvardi prior to the Merger), $0.001 par value per share (the “Tvardi Common Stock”) (excluding shares of Tvardi Common Stock held (a) as treasury stock by Tvardi, (b) by Cara, Merger Sub, or any subsidiary of Cara or (c) as dissenting shares of Tvardi Common Stock), will be automatically converted into the right to receive a number of shares of Cara, $0.001 par value per share (the “Cara Common Stock”), equal to the Exchange Ratio (as defined in the Merger Agreement), with any fractional shares cashed out and (ii) the outstanding convertible promissory notes (the “Convertible Notes”) of Tvardi in an aggregate principal amount of approximately $28 million as of the date of the Merger Agreement will (as further adjusted based on the amount of interest accrued on the Convertible Notes) be automatically converted into shares of Cara Common Stock pursuant to the terms of the Convertible Notes.

Cara will assume the Tvardi 2018 Stock Incentive Plan (the “Tvardi Plan”) and all outstanding and unexercised options to purchase shares of Tvardi Common Stock (each a “Tvardi Option”), whether or not vested, in accordance with the terms of the Tvardi Plan. At the Effective Time, each such Tvardi Option will be converted into an option to purchase shares of Cara Common Stock based on the Exchange Ratio in accordance with the terms of the Tvardi Plan and the terms of the stock option agreement by which such Tvardi Option is evidenced.

At the Effective Time, the pre-Merger equityholders of Cara are expected to hold approximately 15.25% of the shares of Cara Common Stock, the pre-Merger equityholders of Tvardi are expected to hold approximately 12.54% of the shares of Cara Common Stock and the holders of the Convertible Notes are expected to hold approximately 72.21% of the shares of Cara Common Stock, in each case, on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including an anticipated closing date of the Merger (the “Closing” and such date, the “Closing Date”) of March 31, 2025, Cara’s net cash (“Cara Net Cash”) as of the Closing being between $22.875 million and $23.125 million and principal on the Convertible Notes of $28 million (with interest accrued through the Closing Date). The percentage of the combined company that each party’s equity holders will own following the Closing is subject to certain adjustments as described in the Merger Agreement, including the amount of Cash at Closing.

Following the Closing, Imran Alibhai, Ph.D., the Chief Executive Officer of Tvardi, will serve as the President and Chief Executive Officer of the combined company, Dan Conn, J.D., M.B.A, the Chief Financial Officer of Tvardi, will serve as the Chief Financial Officer of the combined company, John Kauh, M.D., the Chief Medical Officer of Tvardi, will serve as the Chief Medical Officer of the combined company, Jeffrey Larson, Ph.D., DABT, the Senior Vice President, Research & Development of Tvardi, will serve as the Senior Vice President, Research & Development of the combined company and Yixin “Joseph” Chen, Ph.D., the Vice President, Chemistry, Manufacturing and Controls of Tvardi, will serve as the Vice President, Chemistry, Manufacturing and Controls of the combined company. Additionally, following the Closing, the board of directors of the combined company will consist of seven directors and will be comprised of six members designated by Tvardi (including Sujal Shah, the current Chairman of the Tvardi board of directors, Imran Alibhai, Ph.D., Wallace Hall, Shaheen Wirk, M.D. and Michael Wyzga each of whom are current members of the Tvardi board of directors), one vacancy and one member to be designated by Cara prior to Closing. In connection with the Closing, Christopher Posner, Ryan Maynard and Scott Terrillion are expected to cease to be the officers of the Company and the existing Cara directors not remaining with the combined company are expected to tender their resignations from the board of directors of the Company.

The Merger Agreement contains representations and warranties of the parties regarding their respective businesses. The Merger Agreement also contains certain covenants made by each of Tvardi and Cara, including non-solicitation restrictions binding each party and its representatives and restrictions on the operation of each party’s business between the date of the Merger Agreement and the Closing.

In connection with the Merger, Cara will prepare and file a registration statement on Form S-4, which will contain a proxy statement and prospectus, to register the shares issued pursuant to the Merger Agreement (the “Form S-4”) and will mail the proxy statement and prospectus to seek the approval of Cara’s stockholders to (i) approve the issuance of the shares of Cara Common Stock and other securities of Cara pursuant to the Merger which will represent (or be convertible into) more than 20% of the shares of Cara Common Stock outstanding immediately prior to the Merger, and the change of control of Cara resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and (b), (ii) to approve the Tvardi 2025 Equity Incentive Plan, (iii) to approve the Tvardi 2025 Employee Stock Purchase Plan, (iv) to approve an amendment to the Cara amended and restated certificate of incorporation to effect a reverse stock split of Cara Common Stock at a ratio to be mutually agreed upon by Cara and Tvardi, (v) to approve an amendment to the Cara amended and restated certificate of incorporation to increase the number of authorized shares of Cara Common Stock and (vi) such other matters as may be agreed by the parties prior to the filing of the Form S-4 (the “Cara Stockholder Matters”).

Should the Cara Board of Directors make a Parent Board Adverse Recommendation Change (as defined in the Merger Agreement) as a result of a Superior Offer (as defined in the Merger Agreement), the Cara Board of Directors remains obligated to hold a stockholder vote on the Merger Agreement and may not terminate the Merger Agreement in order to enter into an agreement with respect to such Superior Offer.

The Closing is subject to certain mutual closing conditions, including: (i) no order preventing the Merger and the other transactions and actions contemplated by the Merger Agreement having been issued and remaining in effect and there being no law which has the effect of making the consummation of Merger and the other transactions and actions contemplated by the Merger Agreement illegal; (ii) the required approvals by the parties’ stockholders having been obtained; (iii) the existing shares of Cara Common Stock having been continually listed on Nasdaq and the shares of Cara Common Stock to be issued in the Merger being approved for listing on Nasdaq (subject to official notice of issuance); (iv) the Form S-4 having become effective in accordance with the Securities Act of 1933, as amended (the “Securities Act”) and (v) a determination pursuant to the Merger Agreement that Cara Net Cash will be at least $18.0 million as of the Closing. The Closing is also subject to other customary closing conditions of each party, including: (i) the accuracy of each party’s representations and warranties, subject to applicable materiality qualifications; (ii) compliance by each party with its covenants in all material respects, respectively; and (iii) no continuing Tvardi material adverse effect or Cara material adverse effect, respectively.

The Merger Agreement contains certain termination rights of each of Tvardi and Cara. Upon termination of the Merger Agreement in certain circumstances, a termination fee of $2.25 million may be payable by a party, including (i) where such party’s board of directors changes or withdraws its recommendation in favor of the Merger or recommends to enter into an alternative transaction and (ii) in certain circumstances where such party enters into a Subsequent Transaction (as defined in the Merger Agreement) within 12 months of the termination of the Merger Agreement, to the other party. Tvardi and Cara have also agreed to reimburse the other party for up to $750,000 in expenses, as applicable, if the Merger Agreement is terminated in certain circumstances.

Support Agreements

Concurrently with the execution of the Merger Agreement, the executive officers and directors of Cara holding approximately 1.0% of the outstanding Cara Common Stock entered into support agreements (the “Cara Support Agreements”) in favor of Tvardi, providing among other things, that such officers, directors and stockholders will vote all of their shares of Cara Common Stock, among other things: (i) in favor of adopting the Merger Agreement and approving the Merger, the Cara Stockholder Matters and the other transactions and actions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party.

Concurrently with the execution of the Merger Agreement, the executive officers, directors and certain stockholders of Tvardi holding approximately 97% of the outstanding Tvardi capital stock entered into support agreements (the “Tvardi Support Agreements”) in favor of Cara, providing among other things, that such executive officers, directors and stockholders vote all of their shares of Tvardi capital stock, among other things: (i) in favor of adopting the Merger Agreement and approving the Merger, the Company Stockholder Matters (as defined in the Merger Agreement) and the other transactions and actions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Tvardi entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which such persons accepted certain restrictions on transfers of the shares of Cara Common Stock held by such persons for the 180-day period following the Effective Time. In addition, the Cara designee to the board of directors of the combined company is expected to enter into a Lock-Up Agreement prior to the Closing.

The foregoing descriptions of the Merger Agreement, the form of Cara Support Agreement, form of the Tvardi Support Agreement and the form of Lock-Up Agreement (collectively, the “Agreements”), are not complete and are qualified in their entirety by reference to those Agreements, which are filed as Exhibits 2.1, 10.1, 10.2 and 10.3, respectively, to this Current Report on Form 8-K and incorporated herein by reference. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by each of Cara and Tvardi in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Agreements were used for the purpose of allocating risk between the parties thereto rather than establishing matters as facts.  Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact..

Asset Purchase Agreement

On December 17, 2024, Cara and its subsidiary Cara Royalty Sub, LLC (“Royalty Sub” and together with Cara, each, a “Seller” and together, the “Sellers”) entered into an Asset Purchase Agreement (the “APA”) with Vifor Fresenius Medical Care Renal Pharma, Ltd., a majority-owned, indirect subsidiary of CSL Limited (“CSL Vifor”), pursuant to which, at the consummation of the transaction, Sellers will sell to CSL Vifor and CSL Vifor will acquire from Sellers certain assets and rights for the development, manufacture and commercialization of difelikefalin as well as certain associated liabilities (the “Asset Disposition”) for a purchase price of $900,000 (subject to certain adjustments with respect to inventory). Pursuant to the APA, in connection with the consummation of the Asset Disposition, CSL Vifor and HCR (as defined below) have entered into a letter agreement with Cara providing that CSL Vifor and HCR will, subject to the satisfaction of conditions to closing under the APA, enter into an amended and restated purchase agreement to amend and replace the existing Purchase and Sale Agreement, dated as of November 1, 2023 (as amended, the “Original HCR Agreement”), by and among Royalty Sub, HCRX Investments HoldCo, L.P. (“HCRX”) and HealthCare Royalty Partners IV, L.P. (“HCR IV” and together with HCRX, “HCR”). Upon entering into the amended and restated purchase agreement, effective as of the closing of the Asset Disposition: (i) CSL Vifor will be obligated to make certain payments to HCR from and after the date thereof relating to certain revenue and/or royalties from difelikefalin, (ii) each of the Contribution Agreement, the License Agreement and the Pledge Agreement (each as defined in the Original HCR Agreement) shall be terminated, and (iii) Sellers shall have no further payment or other obligations to HCR under the Original HCR Agreement. Additionally, pursuant to the APA, at the consummation of the Asset Disposition, Cara has agreed to pay CSL Vifor $3,000,000 to compensate CSL Vifor for the estimated incremental future expenses to be incurred by CSL Vifor as a result of the transfer of the assets to be acquired and the liabilities to be assumed by it in connection with the Asset Disposition.

The Asset Disposition is subject to certain conditions to closing, including either (i) the consummation of the Merger concurrently with the Asset Disposition or (ii) the receipt of the requisite stockholder approval needed to approve the Asset Disposition in the event that the Merger is terminated. Other conditions to closing include there being no preliminary or permanent injunctions prohibiting the Asset Disposition, there being no proceedings pending by a governmental authority seeking to enjoin the Asset Disposition and Sellers receiving certain required third party consents in connection with the Asset Disposition.

The APA provides for certain termination rights of Sellers and CSL Vifor, including the right of either CSL Vifor or Cara to terminate the APA if (a) there is a permanent and nonappealable prohibition on the consummation of the Asset Disposition, (b) the Asset Disposition has not occurred by June 30, 2025 (which date shall be automatically extended in one-month increments until October 30, 2025 in certain instances if the Merger is not closed by June 30, 2025) or (c) if a meeting of Cara’s stockholders has been held for the stockholders to consider and vote upon the APA and the Asset Disposition and the stockholders have not voted in favor of adopting the APA and approving the Asset Disposition at such stockholder meeting. Either party may also terminate the APA if the other party breaches its obligations under the APA in certain instances and subject to customary cure protections.

The APA contains representations, warranties, and covenants of the parties, including, among others, a covenant that requires (i) Sellers to operate their business in the ordinary course during the period between the execution of the APA and consummation of the Asset Disposition and to not engage in certain kinds of activities or transactions during such period (subject to either prior consent of CSL Vifor or customary limited exceptions), (ii) the parties to use their reasonable best efforts to complete certain transition steps in connection with the consummation of the Asset Disposition, and (iii) Sellers to use their commercially reasonable efforts to obtain any needed consents and provide any needed notices in connection with the Asset Disposition.

The foregoing description of the APA and the Asset Disposition and related transactions does not purport to be complete and is qualified in its entirety by reference to the APA, which is filed as Exhibit 10.4 to this Current Report on Form 8-K, and is incorporated into this report by reference.

Except for its status as a contractual document that establishes and governs the legal relations between the parties with respect to the transactions described above, the APA is not intended to be a source of factual, business or operational information about the parties. Representations and warranties may be used as a tool to allocate risks between the parties to the APA, including where the parties do not have complete knowledge of all facts, instead of establishing these matters as facts. Furthermore, they may be subject to standards of materiality applicable to the contracting parties, which may differ from those applicable to investors. The assertions embodied in such representations and warranties are qualified by information contained in disclosure schedules that the parties exchanged in connection with signing the APA. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, because they were only made as of the date of the APA and are modified in important part by the underlying disclosure schedules in the APA. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the APA, which subsequent information may or may not be fully reflected in Cara’s public disclosures.

Item 5.01.	Changes in Control of Registrant.

To the extent required by this Item, the information included in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

To the extent required by this Item, the information included in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 8.01	Other Events.

On December 18, 2024, Cara and Tvardi issued a joint press release announcing the execution of the Merger Agreement. The press release is filed as Exhibit 99.1 to this Current Report on Form 8-K.

Also, on December 18, 2024, Cara posted a Tvardi investor presentation relating to the Merger on its website at https://www.caratherapeutics.com. This presentation is furnished as Exhibit 99.2 to this Current Report on Form 8-K.

Notwithstanding the foregoing, information contained on Cara’s website and the websites of Tvardi or any of its affiliates referenced in Exhibit 99.1 or 99.2 or linked therein or otherwise connected thereto does not constitute part of, nor is it incorporated by reference into, this Current Report on Form 8-K.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this Current Report on Form 8-K regarding matters that are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of these forward-looking statements include statements concerning the anticipated completion and effects of the proposed Merger and Asset Disposition and related timing, Tvardi’s and the combined company’s planned clinical programs, including planned clinical trials and the timing for anticipated trial results, the potential of Tvardi’s product candidates, the expected trading of the combined company’s stock on the Nasdaq Capital Market, management of the combined company and other statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future, and, therefore, you are cautioned not to place undue reliance on them.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks, including, among other things: the risk that the conditions to the closing of the Merger are not satisfied, including that the approval of the stockholders of Cara is not obtained on the timeline expected, if at all; uncertainties as to the timing of the closing of the Merger and the ability of each of Tvardi and Cara to consummate the Merger; risks related to the ability of Tvardi and Cara to correctly estimate and manage their respective operating expenses and expenses associated with the Merger pending the closing of the Merger; risks associated with the possible failure to realize certain anticipated benefits of the Merger, including with respect to future financial and operating results; the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger and any agreements entered into in connection therewith; the possible effect of the announcement, pendency or completion of the Merger on Tvardi’s or Cara’s business relationships, operating results and business generally; the risk that as a result of adjustments to the exchange ratio, Tvardi stockholders and Cara stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Cara’s common stock relative to the value suggested by the exchange ratio; unexpected costs, charges or expenses resulting from the Merger; the uncertainties associated with Tvardi’s product candidates, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the completion of clinical trials; the significant net losses each of Cara and Tvardi has incurred since inception; the combined company’s ability to initiate and complete ongoing and planned preclinical studies and clinical trials and advance its product candidates through clinical development; the timing of the availability of data from the combined company’s clinical trials; the outcome of preclinical testing and clinical trials of the combined company’s product candidates, including the ability of those trials to satisfy relevant governmental or regulatory requirements; the combined company’s plans to research, develop and commercialize its current and future product candidates; the clinical utility, potential benefits and market acceptance of the combined company’s product candidates; the requirement for additional capital to continue to advance these product candidates, which may not be available on favorable terms or at all; the combined company’s ability to attract, hire, and retain skilled executive officers and employees; the combined company’s ability to protect its intellectual property and proprietary technologies; the combined company’s reliance on third parties, contract manufacturers, and contract research organizations; the possibility that Tvardi, Cara or the combined company may be adversely affected by other economic, business, or competitive factors; risks associated with changes in applicable laws or regulations; those factors discussed in Cara’s filings with the Securities and Exchange Commission, including the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ending December 31, 2023, and its other documents subsequently filed with or furnished to the Securities and Exchange Commission, including its Form 10-Q for the quarter ended September 30, 2024. All forward-looking statements contained in this Current Report on Form 8-K speak only as of the date on which they were made. Cara undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made, except as required by law.

Additional Information and Where to Find It

In connection with the proposed transaction between Cara and Tvardi, Cara intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement and prospectus. CARA URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CARA, TVARDI, THE PROPOSED TRANSACTION AND RELATED MATTERS. Stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Cara with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Cara with the SEC by contacting Investor Relations by email at investor@caratherapeutics.com. Stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Cara and Tvardi, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cara’s directors and executive officers, consisting of Helen M. Boudreau, Jeffrey L. Ives, Ph.D., Christopher Posner, Susan Shiff, Ph.D., Martin Vogelbaum, Lisa von Moltke, M.D., Ryan Maynard and Scott Terrillion, including a description of their interests in Cara, by security holdings or otherwise, can be found under the captions, “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation” and “Director Compensation” contained in the definitive proxy statement on Schedule 14A for Cara’s 2024 annual meeting of stockholders, filed with the SEC on April 22, 2024 (the “2024 Cara Proxy Statement”). To the extent that Cara’s directors and executive officers and their respective affiliates have acquired or disposed of security holdings since the applicable “as of” date disclosed in the 2024 Cara Proxy Statement, such transactions have been or will be reflected on Statements of Change in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitation, including the information about the directors and executive officers of Tvardi, and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in a registration statement filed on Form S-4 that will contain a proxy statement (and prospectus and other relevant materials) to be filed with the SEC when they become available. Investors should read the registration statement, proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger and Reorganization, dated December 17, 2024, by and among Cara Therapeutics, Inc., CT Convergence Merger Sub, Inc. and Tvardi Therapeutics, Inc.
10.1	Form of Cara Therapeutics, Inc. Stockholder Support Agreement, dated December 17, 2024
10.2	Form of Tvardi Therapeutics, Inc. Stockholder Support Agreement, dated December 17, 2024
10.3	Form of Lock-Up Agreement, dated December 17, 2024
10.4*	Asset Purchase Agreement, dated December 17, 2024, by and among Cara Therapeutics, Inc. Cara Royalty Sub, LLC and Vifor Fresenius Medical Care Renal Pharma, Ltd.
99.1	Joint Press Release of Cara Therapeutics, Inc. and Tvardi Therapeutics, Inc. issued on December 18, 2024 (furnished herewith)
99.2	Investor Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*          Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) or 601(b)(2) of Regulation S-K, as applicable. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARA THERAPEUTICS, INC.

By:	/s/ Ryan Maynard
Ryan Maynard
Chief Financial Officer

Dated: December 18, 2024